UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SALARIUS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

79400X 107

(CUSIP Number)

Glen J. Hettinger, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Telephone: (214) 855-8000

July 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79400X 107	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Salarius 4-18 Investment, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 273,746
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 273,746

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

This calculation is rounded to the nearest tenth and is based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2019, and subsequently confirmed by the Issuer on July 29, 2019.

CUSIP No. 79400X 107	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Green Park & Golf Ventures II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 273,746
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 273,746

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

This calculation is rounded to the nearest tenth and is based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019, and subsequently confirmed by the Issuer on July 29, 2019.

CUSIP No. 79400X 107	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Clay M. Heighten, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 273,746
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 273,746

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON IN

(1)

This calculation is rounded to the nearest tenth and is based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019, and subsequently confirmed by the Issuer on July 29, 2019.

CUSIP NO. 79400X 107	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Carl D. Soderstrom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 273,746
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 273,746

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON IN

(1)

This calculation is rounded to the nearest tenth and is based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019, and subsequently confirmed by the Issuer on July 29, 2019.

CUSIP No. 79400X 107	SCHEDULE 13D	Page 6 of 10

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Gilbert G. Garcia II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 273,746
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 273,746

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON IN

(1)

This calculation is rounded to the nearest tenth and is based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019, and subsequently confirmed by the Issuer on July 29, 2019.

CUSIP No. 79400X 107	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer

The class of security to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.0001 per share (“Common Stock”), of Salarius Pharmaceuticals, Inc., formerly known as Flex Pharma, Inc. (the “Issuer”), which is organized under the laws of the State of Delaware. The address of the principal executive office of the Issuer is 2450 Holcombe Blvd., Suite J-608, Houston, Texas.

Item 2.	Identity and Background

This Schedule 13D is being filed by Salarius 4-18 Investment, LLC, a Delaware limited liability company ( “Salarius 4-18”), Green Park & Golf Ventures II, LLC, a Texas limited liability company (“GPG”), Clay M. Heighten, M.D. (“Dr. Heighten”), Carl D. Soderstrom (“Mr. Soderstrom”) and Gilbert G. Garcia II (“Mr. Garcia,” and together with Salarius 4-18, GPG, Dr. Heighten and Mr. Soderstrom, the “Reporting Persons,” and each a “Reporting Person”). Dr. Heighten, Mr. Soderstrom and Mr. Garcia are each citizens of the United States.

The principal business office address of each Reporting Person is c/o Green Park & Golf Ventures II, LLC, 5910 N. Central Expressway, Suite 1400, Dallas, Texas 75206.

GPG is the managing member of Salarius 4-18 and consequently, may be deemed to have voting control and investment discretion over securities, including shares of Common Stock, owned by Salarius 4-18. Dr. Heighten, Mr. Soderstrom and Mr. Garcia each serve as managing directors of GPG and therefore, each may be deemed to be the beneficial owner of any securities, including shares of Common Stock, deemed to be beneficially owned by Salarius 4-18. Each of GPG, Dr. Heighten, Mr. Soderstrom and Mr. Garcia disclaims beneficial ownership of the securities directly owned by Salarius 4-18, except to the extent of its or his pecuniary interests therein.

Salarius 4-18 is primarily engaged in the business of investing in securities. GPG is primarily engaged in the business of serving as a managing member of Salarius 4-18 and other companies in the business of investing in securities. The present primary occupation of each of Dr. Heighten, Mr. Soderstrom and Mr. Garcia is serving as a principal of GPG.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 19, 2019 (the “Closing Date”), the Issuer completed its business combination with Salarius Pharmaceuticals, LLC (“Private Salarius”) in accordance with the terms of the Agreement and Plan of Merger, dated as of January 3, 2019 (as amended, the “Merger Agreement”), by and among the Issuer, Falcon Acquisition Sub, LLC (“Merger Sub”), and Private Salarius, pursuant to which Merger Sub merged with and into Private Salarius, with Private Salarius surviving as a wholly owned subsidiary of the Issuer (the “Merger”). On July 19, 2019, in connection with, and prior to the completion of, the Merger, the Issuer additionally effected a 1-for-25 reverse stock split of its then outstanding Common Stock (the “Reverse Split”) and the Issuer changed its name to “Salarius Pharmaceuticals, Inc.”, pursuant to an amendment to its certificate of incorporation filed with the Secretary of State of the State of Delaware on July 18, 2019, which became effective on July 19, 2019. Immediately prior to the Reverse Split, stockholders of the Issuer as of the close of business on July 18, 2019, received one right per share of Common Stock they held, which right will entitle them to receive a warrant to purchase Common Stock six months and one day following the Closing Date. Under the terms of the Merger Agreement, the Issuer issued shares of Common Stock to, among other persons, Private Salarius’ common unit holders, at the conversion ratio formulae described in the Merger Agreement, in exchange for each such holder’s common units held immediately prior to the consummation of the Merger. The Merger Agreement contains customary representations, warranties and covenants for similar transactions.

The aggregate consideration issuable to unit holders of Private Salarius in connection with the closing of the Merger, after giving effect to the Reverse Split, was 3,045,960 shares of Common Stock. In connection with the Merger, the Reporting Persons received 273,746 shares of Common Stock. The shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons and no funds were expended in connection with the execution of the Merger Agreement or any other documents related thereto.

CUSIP No. 79400X 107	SCHEDULE 13D	Page 8 of 10

The descriptions of the Merger and Merger Agreement included herein are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2019, as amended by Amendment No. 1 to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2019, and Waiver No. 1 to the Merger Agreement, a copy of which was filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019.

Item 4.	Purpose of Transaction

The disclosure set forth in Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

	Shares Beneficially Owned	Percent of Class(1)
1. Salarius 4-18:
Sole Voting Power	-0-	0%
Shared Voting Power	273,746	7.3%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	273,746	7.3%
Aggregate Voting and Dispositive Power	273,746	7.3%
2. GPG:
Sole Voting Power	-0-	0%
Shared Voting Power	273,746	7.3%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	273,746	7.3%
Aggregate Voting and Dispositive Power	273,746	7.3%
3. Mr. Soderstrom:
Sole Voting Power	-0-	0%
Shared Voting Power	273,746	7.3%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	273,746	7.3%
Aggregate Voting and Dispositive Power	273,746	7.3%
4. Dr. Heighten:
Sole Voting Power	-0-	0%
Shared Voting Power	273,746	7.3%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	273,746	7.3%
Aggregate Voting and Dispositive Power	273,746	7.3%
5. Mr. Garcia:
Sole Voting Power	-0-	0%
Shared Voting Power	273,746	7.3%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	273,746	7.3%
Aggregate Voting and Dispositive Power	273,746	7.3%

(1)

This calculation is rounded to the nearest tenth and is based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019, and subsequently confirmed by the Issuer on July 29, 2019.

(c) Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 79400X 107	SCHEDULE 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of July 29, 2019, by and among Salarius 4-18 Investment, LLC, Green Park & Golf Ventures II, LLC, Clay M. Heighten, M.D., Carl D. Soderstrom and Gilbert G. Garcia II.

Exhibit 2:	Agreement and Plan of Merger, dated January 3, 2019, by and among Flex Pharma, Inc., Falcon Acquisition Sub, LLC, and Salarius Pharmaceuticals, LLC, is incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2019 (File No. 001-36812).

Exhibit 3:	Amendment No. 1 to the Agreement and Plan of Merger, dated June 27, 2019, by and among Flex Pharma, Inc., Falcon Acquisition Sub, LLC, and Salarius Pharmaceuticals, LLC, is incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2019 (File No. 001-36812).

Exhibit 4:	Waiver No. 1 to the Agreement and Plan of Merger, dated July 18, 2019, by and among Flex Pharma, Inc., Falcon Acquisition Sub, LLC, and Salarius Pharmaceuticals, LLC , is incorporated herein by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2019 (File No. 001-36812).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019

SALARIUS 4-18 INVESTMENT, LLC

By: Green Park & Golf Ventures II, LLC, its Managing Member

By:	/s/ Gilbert G. Garcia II
Name:	Gilbert G. Garcia II
Title:	Manager

GREEN PARK & GOLF VENTURES II, LLC

By:	/s/ Gilbert G. Garcia II
Name:	Gilbert G. Garcia II
Title:	Manager

By:	/s/ Carl D. Soderstrom
Carl D. Soderstrom

By:	/s/ Clay M. Heighten
Clay M. Heighten, M.D.

By:	/s/ Gilbert G. Garcia II
Gilbert G. Garcia II